Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Stericycle Inc. for the registration of $40,761,203 4.5% Promissory Notes due 2014 and $40,761,203 3.5% Promissory Notes due 2014 and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedule of Stericycle, Inc. and Subsidiaries, Stericycle, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Stericycle, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young, LLP
Chicago, Illinois
July 12, 2007